EXHIBIT 12.2
PROLOGIS
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS
(Dollar amounts in thousands)

	Three Months Ended
	March 31,		Year Ended December 31,
	2011		2010	2009		2008		2007	2006

Earnings (loss) from continuing operations	$(48,412)		$(1,581,944)	$(345,911)		$(359,356)		$852,641	$608,663
Add (Deduct):
Income taxes	6,369		(30,499)	5,975		68,011		66,855	29,786
Interest expense	90,562		461,166	373,305		385,065		388,746	294,063

Earnings (loss), as adjusted	$48,519		$(1,151,277)	$33,369		$93,720		$1,308,242	$932,512

Combined fixed charges and preferred share dividends:
Interest expense	$90,562		$461,166	$373,305		$385,065		$388,746	$294,063
Capitalized interest	11,331		53,661	94,205		168,782		123,880	95,635

Total fixed charges	101,893		514,827	467,510		553,847		512,626	389,698
Preferred share dividends	6,369		25,424	25,423		25,423		25,423	25,416

Combined fixed charges and preferred share dividends	$108,262		$540,251	$492,933		$579,270		$538,049	$415,114

Ratio of earnings (loss), as adjusted, to combined fixed charges and preferred share dividends	(a	)	(a )	(a	)	(a	)	2.4	2.2

(a)	Our combined fixed charges and preferred share dividends exceeded our earnings, as adjusted, by $59.7 million for the three months ended March 31, 2011. The loss from continuing operations for 2010, 2009 and 2008 includes impairment charges of $1.1 billion, $495.2 million, and $703.5 million, respectively, that are discussed in our Annual Report on Form 10-K. Due to these impairment charges, our combined fixed charges and preferred share dividends exceed our earnings, as adjusted, by $1.7 billion, $459.6 million and $485.6 million for 2010, 2009 and 2008, respectively.